News Release	No. 07-143 September 7, 2007

Western Bushveld Joint Venture Project 1 Resource Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (“Platinum Group”) (PTM-TSX; PLG-AMEX) announces an updated mineral resource estimate for the Western Bushveld Joint Venture (“WBJV”) of 7.3 million ounces 4E (platinum, palladium, rhodium and gold) in the Measured and Indicated category, up 18% from 6.2 million ounces reported previously. A further 1.2 million ounces in the Inferred category are also reported here.

This resource model has been provided to the engineering teams for the completion of the ongoing Feasibility Study design, expected later this year.

The details of this resource estimate are in the table below. In the Inferred category the resource estimate has decreased to 1.2 million ounces 4E from 2.4 million ounces 4E for the same area (now referred to as Project 1 and Project 1A) primarily as a result of the upgrading of mineral resources to the higher categories.

“The completion of the resource model for the Feasibility Study for Project 1, confirming an excellent Merensky Reef grade of 7.03 g/t 4E in the Measured and 6.78 g/t 4E in the Indicated category is an important positive milestone for the Western Bushveld Joint Venture and our Company” said R. Michael Jones, President and CEO of Platinum Group. “The engineering group is continuing with the mine design to best take advantage of this near surface platinum resource, with an initial focus on the Merensky Reef followed by the UG2 layer in the latter part of the mine’s life.”

The WBJV platinum project adjoins Anglo Platinum’s Bafokeng Rasimone Platinum mine, and is located 35 kilometres northwest of Rustenburg South Africa, in the heart of the region producing most of the world’s platinum.

The Western Bushveld Joint Venture partners Platinum Group Metals Ltd. (37%, operator), Anglo Platinum Ltd (37%) and Africa Wide (26%) have approved a budget for the ongoing feasibility work on Project 1 as well as a share of the costs for ongoing exploration and feasibility work on Project 2 and Project 3.

The approved budget for Project 1 (to be shared pro-rata by the partners to a completed Feasibility Study) includes design, testing and permitting work totaling 35 million Rand (approximately C$5,000,000). Technical completion of the Feasibility Study is on track for delivery to the partners in 2007, with partner review and permitting work likely to extend into 2008. A detailed update on the progress of the engineering, permitting and ongoing feasibility work on Project 1 as well as exploration work on Projects 2 and 3 will be provided shortly.

On Project 2 the WBJV holds a 50% interest with 50% held by Wesizwe Platinum Ltd. (WEZ-JSE). The Project 3 area is held 100% by the WBJV. A further budget of 68 million Rand (approximately C$10,000,000) has been approved for the WBJV’s share of work in Projects 2 and 3. This includes 30 million Rand for a 3D seismic survey for target and resource modeling over the Project 2 and 3 areas. This seismic work is nearing completion.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. This press release refers to an adjacent property and mineralization on an adjacent property does not provide any indication of the potential on the Company’s properties.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Project 1 - Western Bushveld Joint Venture

Estimated Mineral Resources, August 28 2007

100% Western Bushveld Joint Venture (37% Platinum Group Metals Ltd.)

Measured Mineral Resources
	Cut-Off (cm g/t)		Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
Project1 MR (*1)	300		6.305	7.03	1.18	44.324	1.425
Project1 UG2 (*2)	300		7.165	3.75	1.56	26.869	0.864
Total Measured	300		13.470	5.29	1.38	71.193	2.289

	Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
	Project1 MR (*1)	64%	4.5	27%	1.9	4%	0.28	5%	0.35
	Project1 UG2 (*2)	63%	2.36	26%	0.98	10%	0.38	1%	0.03
	(*1) MR: Merensky Reef
(*2) UG2: Upper Group Chromitite Seam Number 2

Indicated Mineral Resources
	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
Project1 MR (*1)	300	12.181	6.78	1.22	82.587	2.655
Project1 UG2 (*2)	300	18.579	3.96	1.44	73.573	2.365
Total Indicated	300	30.760	5.077	1.35	156.16	5.020

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
Project1 MR (*1)	64%	4.34	27%	1.83	4%	0.27	5%	0.34
Project1 UG2 (*2)	63%	2.50	26%	1.03	10%	0.40	1%	0.03
(*1) MR: Merensky Reef
(*2) UG2: Upper Group Chromitite Seam Number 2

Inferred Mineral Resources
	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
Project1 MR (*1)	300	0.289	6.47	1.03	1.870	0.060
Project1A MR (*1)	300	1.871	6.48	1.15	12.124	0.390
Project1 UG2 (*2)	300	2.387	4.40	1.49	10.503	0.338
Project1A UG2 (*2)	300	2.973	5.00	1.57	14.865	0.478
Total Inferred	300	7.520	5.23		39.362	1.266

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
Project1 MR (*1)	64%	4.14	27%	1.75	4%	0.26	5%	0.32
Project1A MR (*1)	64%	4.15	27%	1.75	4%	0.26	5%	0.32
Project1 UG2 (*2)	63%	2.77	26%	1.14	10%	0.44	1%	0.05
Project1A UG2 (*2)	63%	3.15	26%	1.30	10%	0.50	1%	0.05
(*1) MR: Merensky Reef
(*2) UG2: Upper Group Chromitite Seam Number 2
Project 1A is formerly 37% owned part of Project 2 with 0.537M ounces in total

A 39% and 41% total geological loss for the Merensky Reef and UG2 Reef respectively was applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which includes a high resolution aeromagnetic survey.

The Merensky mineral resource estimate is based on 158 boreholes with 178 intercepts and the UG2 is based on 192 intercepts within the 1087 hectare area. The prill split has been calculated by weighted averages as a proportion of the total 4E and the grades have been estimated with a more rigorous statistical process of Simple Kriging. The prill splits and 4E estimates have been tested for reasonableness by kriging on the individual elements.

Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple kriging. Absent values for copper, nickel and the minor platinum group elements have been derived from regressed values. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. Platinum Group’s independent consulting Qualified Person has provided the resource estimate according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. The resources are located on new order prospecting permits that provide for the right to be converted to mining rights.

Qualified Person, Quality Assurance and Control and Data Verification

Charles Muller of Minxcon is the Qualified Person (“QP”) for this report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s and Anglo Platinum’s protocols previously published for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities. Mr. Muller has visited the property on numerous occasions and has completed sufficient testing procedure to be satisfied that he has reasonably verified the data.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 www.platinumgroupmetals.net	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.  There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.